CVRD holds 86.57%  of Inco

Rio de Janeiro, November 6, 2006 – Companhia Vale do Rio Doce (CVRD) announces that, as at the expiry time of the subsequent offering period on November 3, 2006, an additional 21,455,257  common shares of Inco Limited (Inco), including shares deposited by guaranteed delivery were deposited to the offer made by CVRD to acquire all of the outstanding common shares of Inco for C$86.00 in cash per Inco common share.

CVRD has taken up all of the Inco common shares that were deposited to the offer during such period and payment for such Inco common shares to the depositary, Computershare Investor Services Inc., is expected to be completed by no later than November 8, 2006.

Combined with the 174,623,019 Inco common shares taken up by CVRD in respect of the initial offering period that ended on October 23, 2006, CVRD now beneficially owns 196,078,276 common shares of Inco or 86.57% of the issued and outstanding common shares of Inco on a fully diluted basis.

In accordance with its stated purpose of acquiring 100% of the issued and outstanding shares of Inco, CVRD will seek to have Inco to call immediately a special meeting of shareholders of Inco to consider an amalgamation or other transaction for the purpose of enabling CVRD to acquire all of the remaining shares of Inco.

IMPORTANT INFORMATION

This press release may be deemed to be solicitation material in respect of CVRD’s tender offer for the shares of Inco.  On August 14, CVRD filed a tender offer statement on Schedule TO (containing an offer to purchase and a takeover bid circular) with the United States Securities and Exchange Commission (“SEC”).  CVRD, if required, will file other documents regarding the tender offer with the SEC.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TAKEOVER BID CIRCULAR, THE SCHEDULE TO AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER FOR COMMON SHARES OF INCO. These documents will be available without charge on the SEC’s website at www.sec.gov. Free copies of the documents can also be obtained by directing a request to Kingsdale Shareholder Services Inc., The Exchange Tower, 130 King Street West, Suite 2950, P.O.Box 361, Toronto, Ontario, M5X 1E2, by telephone to 1-866-381-4105 (North American Toll Free) or 416-867-2272 (Overseas), or by email to: contactus@kingsdaleshareholder.com.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Daniela Tinoco: daniela.tinoco@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Comissão de Valores Mobiliários and the U.S. Securities and Exchange.

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